Exhibit 99.5

July 14, 2003

TO:	Ted Meisel
FROM:	Dan Rosensweig
RE:	Offer to Continue Employment with Yahoo!

Dear Ted:

As we have discussed with you, the management team at Yahoo! Inc. ("Yahoo!" or "Company") is extremely excited about our contemplated acquisition of Overture Services, Inc. ("Overture"). We are delighted to present you with this offer to continue your employment following the acquisition with the title of President of Overture and Senior Vice President of Yahoo!, reporting to Dan Rosensweig, and to serve a leadership role in our search business for Yahoo!. This offer is conditional upon and your employment with Yahoo! will be effective upon the closing of the acquisition of Overture by Yahoo! pursuant to the Agreement and Plan of Merger between the parties dated as of July, 14, 2003. On behalf of Yahoo! Inc., I am pleased to offer you a salary of $31,250.00 per month ($375,000.00 annually), paid bi-weekly, less applicable taxes and withholdings, and subject to review during the Company's focal review cycle. Additionally, you will be eligible to participate in the regular Yahoo! health insurance benefits and other employee benefit plans established by the Company generally for its other senior-level executives and employees.

For calendar year 2004 you will be eligible for an annual executive incentive bonus targeted at 100% of your annual base pay, to be payable in the first quarter of 2005. You must be continuously employed with the Company as an employee in good standing through the time of payment in 2005 to receive your bonus, and eligibility for the bonus will be based on various criteria related to your individual performance and the performance of Overture (to be determined by Yahoo! in its sole discretion following the close of the acquisition). Your bonus payment for 2004 will be guaranteed to be no less than 100% of your starting annual base salary for 2004, and, at its discretion, Yahoo! may award you a bonus of greater than 100% of your target in the event that Yahoo! determines that your performance merits such a payment. These terms presume that Overture will pay you the 2003 bonus for which you are eligible under your current terms of employment with Overture; in the event that this bonus is not paid by Overture and that your performance in 2003, as determined by Yahoo!, merits the award of such a bonus, Yahoo! will consider making a special bonus payment to you in an amount to be determined by Yahoo! in its discretion. In the event that Overture pays you a pro-rated portion of your 2003 bonus prior to your start of employment with Yahoo!, then Yahoo! in its discretion may award you a pro-rated bonus under its 2003 executive incentive plan for the remainder of 2003, which would be payable in Q1 2004. Such a pro-rated bonus for 2003 is not guaranteed. In 2005, you will be eligible to participate in the applicable Yahoo! executive incentive plan available at the time, if any. In the event the Company terminates your employment without Cause (as defined below) within eighteen months following your first day of employment with Yahoo!, you will be entitled to certain payments as described below.

As a part of the Yahoo! team, we strongly believe that ownership of the Company by our employees is an important factor to our success. Therefore, as part of your compensation, and contingent upon continuing your employment following the closing of the acquisition, management will recommend that the Compensation Committee of the Yahoo! Board of Directors grant you a total of 80,000 shares of restricted stock. Of these 80,000 shares, (a) 35,000 shares of restricted stock will become non-forfeitable upon the satisfaction of certain pre-established performance based objectives to be established at the time of grant in the sole discretion of the Yahoo! Board of Directors or its designated committee; provided, however, that if such objectives are satisfied prior to the first anniversary of the date of grant of the award, then the shares of restricted stock will become non-forfeitable on the first anniversary of the date of grant, and (b) the remaining 45,000 shares of this restricted stock grant will become non-forfeitable on the third anniversary of the date of grant, provided, in each case, that you have been continuously employed with the Company as of the date that the restricted stock would otherwise become nonforfeitable. Your performance-based objectives (referenced in subsection (a)) shall be set at a level that is comparable to other senior-level executives that are eligible under the 1995 Stock Option Plan, as amended (the "Plan"), with financial targets similar to other senior executives within your business unit. This restricted stock grant will be subject to, and governed by, the terms and requirements of the applicable restricted stock agreement and the Plan.

In addition, management will recommend at the next Company focal-review period that the Compensation Committee of Yahoo! Board of Directors grant you options to purchase 150,000 shares of Yahoo!'s Common Stock, so long as you remain continuously employed with the Company as of the grant date and subject to the terms and requirements of the applicable stock option agreement and the Plan. The exercise price for these stock options will be the fair market value of Yahoo! Common Stock on the date of grant as determined by the Board of Directors. These options will vest as to 1/3 of the shares on the first anniversary of the date of grant and in quarterly installments over the following 2 years, provided you have been continuously employed with the Company as of each such vesting date, and will be subject to, and governed by, the terms and conditions of the Plan and applicable option agreement. Under the merger agreement, your Overture options outstanding as of the date of the acquisition will roll over and be converted into options to purchase Yahoo! Common Stock with the same vesting and other terms as your current stock options, with appropriate adjustments to the number of shares and exercise price to reflect the terms of the merger, and as otherwise provided in the merger agreement. You will receive a separate communication from the Yahoo! equity department following the closing of the acquisition regarding the rolled-over options.

As an employee of Yahoo! or Overture, a subsidiary of Yahoo! Inc. following the acquisition, it is likely that you will become knowledgeable about confidential and or proprietary information related to the operations, products and services of Yahoo! and its clients. To protect the interests of both the Company and its clients, all employees are required to read and sign a PROPRIETARY INFORMATION AND ASSIGNMENT OF INVENTIONS AGREEMENT prior to beginning employment. A copy of this agreement is enclosed. Please sign it and return it by no later than 5 p.m. P.S.T. on the day following the closing of the Yahoo! acquisition of Overture to Libby Sartain, SVP and Chief People Yahoo! at fax number 408-349-7938.

Please understand that this letter does not constitute a contract of employment for any specific period of time, but upon your acceptance and upon the closing of the acquisition, will create an "employment at will" relationship that may be terminated at any time by you, Overture, or Yahoo!, with or without cause and with or without notice. Your signature at the end of this letter confirms that no promises or agreements that are contrary to our at-will relationship (or other terms in this letter) have been committed to you during any of your discussions with Overture or Yahoo!.

If your employment is terminated by Yahoo! or Overture without Cause (as defined below), not including termination as a result of death or disability, prior to the expiration of twelve months following your first day of employment with Yahoo!, you will be entitled to receive the following benefits: i) a lump-sum payment equal to your annual base salary as of your termination date and $375,000 (in lieu of a bonus payment); ii) if you are eligible for and timely elect coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), the Company will reimburse you for your COBRA premiums for 12 months or, if earlier, until you are no longer eligible to receive COBRA coverage; and iii) all stock options held by you immediately before the close of the acquisition of Overture by Yahoo! that are exercisable as of the termination date, shall fully vest and remain exercisable until twenty-four months following your termination date or, if earlier, until their respective expiration dates. In the event that your employment is terminated by Yahoo! or Overture without Cause (as defined below), not including termination as a result of death or disability, after the expiration of twelve months but prior to the expiration of eighteen months following your first day of employment with Yahoo!, you will be entitled to receive the same benefits specified in provisions (i)-(iii) above, except that the lump-sum payment in (i) above, shall be equal to only your annual base salary as of your termination date. You also shall be entitled to the same benefits described in the preceding two sentences in the event that (during the respective time period specified in each such sentence) there is a) a material reduction in your employment responsibilities relative to your responsibilities held upon closing of the acquisition in your capacity as President of Overture and Senior Vice President of Yahoo!; b) a reduction in your annual base salary; c) a substantial increase in the amount of your business travel which results in your constructive relocation; or d) a relocation of your current work location to a facility or a location more than 50 miles from your current work location. Notwithstanding clause (a), during the 13th through the 18th month following your first day of employment with Yahoo!, a change in title, position, or responsibilities shall not be deemed to be material so long as your responsibilities remain comparable to those held by other Senior Vice Presidents at Yahoo! who operate a similar business unit with respect to size, scope, and revenue, as determined by the Company. These benefits and payments will be conditioned upon you signing a general release of claims relating to your employment and will be reduced by any severance (if eligible) owed by Yahoo! or Overture (including any payments required by applicable law), as part of your termination.

For purposes of this letter agreement, "Cause" shall mean i) your conviction of, or pleading guilty or nolo contendere to, a felony or crime of moral turpitude; ii) your failure to carry out in any material respect the duties and responsibilities of your employment due to gross neglect provided that the Company provides you with notice and a reasonable opportunity to cure, or willful misconduct resulting in material harm to the Company provided that the Company provides you with notice and a reasonable opportunity to cure; or iii), your breach of the Proprietary Information and Assignment of Inventions Agreement resulting in material harm to the Company, as determined by the Company. The potential payments provided above shall be your only remedy in the event that your employment with Yahoo! or Overture is terminated without Cause and does not alter your at-will status. You will not be entitled to any of the benefits or payments described herein in the event that you are terminated by Yahoo! or Overture for Cause.

By accepting this offer, you agree that this letter agreement represents the entire agreement between you and Yahoo!, Overture or any affiliates with respect to your employment and/or severance rights, and upon effectiveness supersedes all prior discussions, negotiations, and agreements concerning such rights, including but not limited to any offer letter, employment agreement, bonus plan, retention plan, severance plans, policies, agreements or arrangements (including but not limited to the Change of Control Severance Agreement between you and Overture), or other employment or severance arrangement (including any such plans or agreements related to acceleration of any stock options) between you and Overture or Yahoo! with the exception of any proprietary information and assignment of inventions agreement (or any such similar agreement) previously entered into between you and Overture.

Our signatures on this letter also confirm our mutual agreement that any disputes or controversies, including but not limited to claims of harassment, discrimination, and wrongful termination, shall be settled by binding arbitration under the Arbitration Rules set forth in the American Arbitration Association Rules for the Resolution of Employment Disputes. This agreement is enforceable under the Federal Arbitration Act, or if for any reason it is inapplicable, the law of arbitration of the state in which you were last employed. Your signature on this letter also confirms that you will use reasonable efforts to keep the existence of this offer and its terms confidential until it is publicly disclosed in SEC filings that are publicly available, or unless you have a need to disclose in the ordinary course of business to those individuals who have a need to know or except as required by law, if earlier, and in that event you will provide Yahoo! with five business-days' notice of such disclosure.

We hope you will accept this offer, and it will remain open until 3:00 a.m. P.S.T. on July 14, 2003. To accept this offer, please sign this letter in the space provided below and return it to Libby Sartain, SVP and Chief People Yahoo! at fax number 408-349-7938. Please also mail your signed copy back with the enclosed envelope. A second copy of each document has been provided for you to keep for your records.

In order for Yahoo! to comply with the Immigration Reform and Control Act, we ask that you bring appropriate verification of authorization to work in the United States with you on your first day of employment.

We look forward to your joining us and hope that you find your employment with Yahoo! enjoyable and professionally rewarding.

Very truly yours,

/s/  LIBBY SARTAIN

Libby Sartain
SVP and Chief People Yahoo!

I accept this offer of continuation of employment following the acquisition of Overture by Yahoo!, effective upon the closing date of the acquisition of Overture by Yahoo! and agree to the terms and conditions outlined in this letter.

/s/ Ted Meisel Signature	7/14/03 Date